

02052495

FORM 6-K



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 26, 2002

Deswell Industries, Inc.

(Translation of registrant's name into English)

Unit 516-517 Hong Leong Industrial Complex
4 Wang Kwong Road
Kowloon Bay Kowloon
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....

ANNUAL REPORT 02



DESWELL

DESWELL INDUSTRIES, INC.

contents

FINANCIAL HIGHLIGHTS



NET SALES


80 (millions $)
70
60
50
40
30
20
10
6.2
9.3
16.2
21.0
30.6
44.5
66.2
53.4
61.0
80.8
83.3
Year ended March 31

NET INCOME


1.0
2.3
3.0
4.0
5.9
8.7
13.0
9.5
10.3
12.8
13.3
Year ended March 31



BASIC NET INCOME PER SHARE*
3.0 ($)
2.5
2.0
1.5
1.0
0.5
0.29
0.67
0.89
1.18
1.41
1.90
2.59
1.73
1.90
2.38
2.38
1992
1994
1996
1998
2000
2002
Year ended March 31



TOTAL ASSETS
90 (millions $)
80
70
60
50
40
30
20
10
3.7
6.8
8.8
12.2
26.6
40.9
59.1
64.3
71.8
83.5
94.7
1992
1994
1996
1998
2000
2002
Year ended March 31

*Results are prior to 3-for-2 stock split payable on July 22, 2002

BUSINESS OVERVIEW



eminent





Founded in 1987, Deswell Industries, Inc. ("Deswell") is an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers ("OEMs") and contract manufacturers.

From its high-quality, low-cost manufacturing bases in the People's Republic of China (PRC), Deswell produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products, including

» **cases and key tops for calculators and personal organizers;**
» **cases for flashlights, telephones, paging machines, projectors and alarm clocks;**
» **grips and rods for fishing tackle; and**
» **toner cartridges and cases for photocopy machines and printers.**

The Company also produces a variety of electronic products, including

» **complex printed circuit board assemblies using surface mount and pin-through-hole interconnection technologies;**
» **special purpose telephones used as private automated branch exchanges, network terminals, and internet phones, for each of which Deswell also manufactures plastic parts;**
» **telephone answering machines; and**
» **sophisticated professional audio equipment such as power amplifiers, mixers and digital signal processors, and DVD players.**





Several innovative new products have also been created by Deswell's electronics research and development team: these include full-duplex conference speakerphones, tele-video monitoring systems, and digital color cameras.

Metal products manufactured by Deswell include metallic molds and accessory parts used in audio equipment, telephones and copying machines and metal racks for telecommunication servers.

At every level of manufacture Deswell insists on close customer consultation, to ensure that customers end up with exactly what they require, manufactured to the highest possible standards. Whether in designing plastic parts and the molds used to manufacture them, or in deciding upon circuit board layout, the Company provides advice and welcomes customer input at every step.

With wide manufacturing capabilities and expertise, innovative R&D teams, and international levels of quality control – all coupled with low production costs – Deswell holds a powerful competitive advantage over most other manufacturers of plastic products, an advantage that the Company is committed to sustaining and developing in the future.

Increasingly, users of injection molded and metal products now prefer to outsource their parts requirements, a trend which is set to benefit the Company's injection molding operation and its metal molds and parts manufacturing business. As a large, experienced parts producer with an international reputation, Deswell is an obvious choice for many businesses engaged in outsourcing. Other parts manufacturers in China tend to operate on a much smaller scale than Deswell, and are consequently often unable to react quickly and responsively to diverse customer demands, besides being unable to achieve the levels of quality that high-end plastic and metal products require. The Company anticipates a significant increase in opportunities to boost its customer base, as it positions itself to meet the outsourcing requirements of OEMs and contract manufacturers of high-end products.



precise

SHAREHOLDERS



Dear Shareholder:

As we looked ahead at the start of fiscal 2002, we were committed to succeeding despite the difficult macro-economic conditions. In reflecting back on the year, we feel we were successful in reducing costs, increasing our operating efficiencies, improving our electronics business, and expanding our plastics operations in Dongguan. As a result, we maximized our profitability, while strengthening our competitive advantages to better position Deswell going forward.

We are pleased to end the year with sales and income growth on improved operating margins. Our net sales for the year ended March 31, 2002, were $83.3 million, an increase of 3% compared to sales of $80.8 million for the year ended March 31, 2001. Operating income increased 9% to $13.9 million, compared to $12.8 million in the previous year, and net income increased 4% to $13.3 million, compared to $12.8 million in the previous year. Basic earnings per share and diluted earnings per share increased to $2.38 and $2.36 respectively (based on 5,602,000 and 5,644,000 weighted average shares outstanding, respectively), compared to the same amount (based on 5,376,000 and 5,435,000 weighted average shares outstanding, respectively), for the year ended March 31, 2001.

We increased orders from new and existing customers in our plastics and electronics businesses. As a testament to a stronger, more efficient and diversified company, we increased our net sales, despite a 4% decrease in revenue from Jetcrown, our injection-molding subsidiary, which experienced pricing pressures particularly in the telecommunications industry. This was offset by our efforts that turned around the performance at our electronics-assembly, Kwanasia Electronics Co., Ltd. With an expanded marketing force and focus on new products, this division recorded a 31% increase in net revenue for the year.

Dongguan continues to be a focal point for our existing and future plastics operations, which has been our largest and most profitable division. To reduce annual rent and labor costs, we expanded our current capacity and began gradually migrating our operations from Shekou. To support our future growth and further leverage these cost savings, we broke ground on the 1.3 million square feet of leased land and began construction on additional facilities. A new 550,000-square-foot plastic-injection plant will be operational by early 2003. This new facility will expand Deswell's plastics division by approximately 40% and enable us to accept additional business from new and existing customers. Furthermore, we expect to build an additional 180,000-square-foot facility, which should be operational by April 2003.

Despite the downturn in global manufacturing, we are pleased to have maintained a 35% gross margin and 16% profit margin. While highly profitable, we continue to have no long-term debt. As of March 31, 2002, the company reported $31.5 million in cash and cash equivalents, compared to $25.3 million on March 31, 2001. Working capital was $54.9 million as of March 31, 2002, versus $47.3 million as of March 31, 2001.

Due to our healthy balance sheet, the board of directors has declared dividends for six consecutive years. For fiscal 2002, regular cash dividends totaled $1.00 per share, compared to $0.90 per share in 2001. Additionally, to improve liquidity in the market, the board of directors approved a 3-for-2 stock split in the form of a stock dividend in June 2002.

Going forward, we are encouraged about the prospects for our injection-molding division, particularly due to China's entry into the World Trade Organization (WTO). The gradual shift of our injection operation to a new factory in fiscal 2003 significantly increases our production capacity with considerable cost benefits. These savings should be substantially realized in the third quarter of fiscal 2003.

I want to take this opportunity to thank our customers and shareholders for their support and re-emphasize our commitment to reward that support by always striving to achieve the best financial performance possible. Our focus in the coming years continues to be expanding our plastics operations, growing our customer base, and maximizing profitability for shareholders.

Finally, I want to thank the management and staff of Deswell for their continued dedication to the company; it is because of them that Deswell has performed so well over the past years, and it is because of them we continue to prosper for years to come.

Sincerely,



Richard Lau
Chairman and Chief Executive Officer

NEW PLANT IN DONGGUAN



Construction	Buildings	Total area (sq.ft)	Estimated time become operational
Phase I	3 blocks of factory building 1 block of Amenity Center 1 block of dormitory	550,000	Early 2003
Phase II	1 block of factory building 2 blocks of dormitory	180,000	April 2003
Phase III	2 blocks of factory building 2 blocks of dormitory	Progress depends on financial situation and future operating results of the Company	
Phase IV	other buildings	Progress depends on financial situation and future operating results of the Company	



A



B



new plant

OPERATIONS REVIEW


TOYO
Si-130S
PLASTAR

Plastic Injection Molding

With over half a million square feet of manufacturing space in the Shenzhen Special Economic Zone in the PRC, plastic injection molding accounted for 57.0% of Deswell's total sales in the year ended March 31, 2002 (2001: 62.2%; 2000: 62.9%), and remains the most significant of the Company's manufacturing operations.

The plastic injection molding process consists of three phases: mold design and production, plastic injection, and finishing.

Mold design and production

In consultation with the Company's technical staff, a customer begins by providing specifications for a product or part, upon which the Company designs and produces a suitable mold. At this stage, extreme care is taken both in design and the selection of materials, since a high quality appearance of the finished product is crucial.

The mold-making process takes from 30 to 75 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive; the Company is continually adding equipment to expand its mold-making and tooling capabilities. Since 1999, the Company has purchased several state of the art manufacturing machines to maintain its high production standards: these include two advanced "Makino" tooling machines, a Graphite CNC Milling Machine and a V55-A15 Vertical Machining Center ($700,000). These are nearly four times faster than normal machines in certain applications, and generally achieve much higher efficiency in mold making. In addition, the Company has spent over $1.5 million on several sets of numerical control (NC) milling machines, electrical discharge machines (EDM), and computer numerical control (CNC) milling machines, and at March 31, 2002 was using 22 EDMs, 25 CNC milling machines and 63 NC milling machines in the mold-making process. With these resources at its disposal, the Company has positioned itself as a major international player in the world of injection molded plastic products.

plastic mold





electronic products

Molds produced by the Company may weigh anything from 220 to 12,000 pounds, and range in cost between $3,000 and $500,000. The customer generally pays for the molds and, as is customary in the industry, owns the finished product. However, the Company maintains and stores the molds at its factory for use in production, and is thus able to use its mold-making expertise to engender a wider customer dependence and reliance.

The Company made on average 70 different molds every month. Its expertise in mold making and its economic PRC-based operations means that the Company can produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the product to be manufactured is selected and purchased. The completed molds are then mounted onto injection machines, classified according to their "clamping force" (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2002, the Company had 251 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the 80 to 100 ton range. Each of the Company's machines is capable of servicing a variety of applications and product configurations, including machines which can fabricate plastic parts as small as a button or as large as a 3 x 2 foot copy machine case. To maintain maximum efficiency, injection molding machines generally operate 24 hours a day, seven days a week (other than normal down time for maintenance or changing product molds), ensuring a continuous output.

Amongst the Company's range of injection molding machines are 14 sets of double-injection molding machines, which are capable of simultaneously injecting two different color plastics into a mold. The colors injected are very solid and of exceptionally high quality. These machines are used for the production of brand labels, key caps and buttons for telecommunications products.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through a silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for an attractive and durable appearance. Skilled workers perform most of these functions by hand.

Electronic Products and Assemblies

Sophisticated studio-quality audio equipment, telephones and telephone answering machines, computer peripherals such as LAN (local area network) add-in cards, CD-ROM drives and sound cards, electronic toys, infrared remote controls and radar detectors-these are some of the finished products manufactured by Deswell in over 300,000 square feet of factory space in Dongguan, PRC. Assemblies consist of PCBs with mounted components, both passive (e.g. resistors, capacitors, transformers, switches and wire) and active (e.g. semiconductors and memory chips). This area of operations accounted for over a third of the Company's total sales for the year ended March 31, 2002 (2002: 40.4%; 2001: 35.4%; 2000: 30.6%).

In assembling printed circuit boards the Company purchases packaged boards with the active components already mounted and uses both pin-through-hole ("PTH") and surface mount technology ("SMT") interconnection methods to assemble the other components.

PTH is a technology now some years old, and labor intensive, but it still retains a significant market, particularly for consumer product applications. It is a method of assembling printed circuit boards in which component leads are inserted and soldered into plated holes in the board.

SMT is a much more recent assembly method, in which components are fixed directly to the surface of the circuit board, rather than being inserted into holes. In this process, solder is accurately stencilled in paste form onto pads located on the printed circuit board. The components are then placed into the solder paste and heated to the point of melting the paste to establish a strong solder joint. SMT allows for higher cost savings and shorter lead paths between components (resulting in greater signal speed). Additionally, it allows components to be placed on both sides of the printed circuit board, enhancing the miniaturization process.

Besides PCB assembly, the Company also performs testing and, in orders for finished products, assembly into final product housing. While the Company has automated many aspects of its manufacturing processes, assembling components into electronic products remains a labor-intensive process requiring a high degree of precision and dexterity at the assembly stage, and multiple quality control checks prior to shipment. Specially designed equipment maximizes the Company's ability to assemble efficiently a wide variety of electronic products, and staff expertise coupled with stringent quality control checking procedures ensures a minimum of human error.

Metal Parts Manufacturing

A minor area of Deswell's manufacturing output remains the manufacture of metallic molds and metal accessory parts for use in audio equipment, telephones and copying machines. Sales currently stand at under three per cent of total sales for the company (2002: 2.6%; 2001: 2.4%; 2000: 6.5%).

Quality Control

The Company is committed to the highest possible quality standards for all its products and manufacturing processes, and maintains strict quality control procedures, carrying out hourly checks on machines and molds to ensure that plastic parts are free from defects. If defects are discovered, maintenance personnel determine whether mold or machine is responsible, and the cause of the defect is immediately serviced and repaired. Due to this continuous vigilance, the Company has enjoyed a low scrap rate and has been able to maintain a high level of productivity from its injection molding machines. Such quality assurance is vital for maintaining the Company's international reputation as a major high-end parts and equipment manufacturer.

Molding of products requiring extra concern for appearance (such as cases for calculators, personal organizers and telephones) is conducted in a separate, dust free section of the factory to lower risks of defects even further.

Electronic operations require even more stringent quality control measures, including checks on all incoming components, on all work in process at several points in the production process, and, randomly, on finished products, namely IPC610 Class II workmanship standard, QC on line with 100% full inspection, pre-test fixture fabricated in house, in-circuit test, complete product functional test and MIL-STD-1050 Class II QA sampling plan.

Overall, Deswell's advanced quality control systems have meant that plastic, electronic and metal products manufactured and assembled at the Company's facilities have maintained a very low level of product defects, with aggregate returns representing less than 3% of total net sales across the three years ended March 31, 2002.

In 1995, the Company earned ISO 9002 certification for both its plastic and electronic products manufacturing operations, and later (April 2000) received ISO 9002 certification for its metal manufacturing operation. The "ISO" or International Organization for Standardization is a Geneva-based organization developing worldwide standards for quality management guidelines and quality assurance. ISO 9000, the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document and monitor its quality assurance systems and to make improvements where needed. ISO 9002 is the ISO level appropriate for manufacturers like Deswell, and the Company's receipt of ISO 9002 certification demonstrates that its manufacturing operations meet established world standards.

The Company is also currently working towards obtaining the QS-9000 Qualifications. QS-9000 is an internationally recognized set of quality systems requirements for the automotive industry, in which industry leaders such as Chrysler, Ford and General Motor set out their fundamental quality system expectations for internal and external suppliers of production and service parts and materials.

Raw Materials, Component Parts and Suppliers

Plastic Resins

The Company uses various plastic resins in the manufacture of its plastic parts, and currently obtains these from suppliers in Hong Kong, Japan and Taiwan.



Because plastic resins are commodity products, the Company selects its suppliers primarily based on price, and has no long-term supply agreements; it normally maintains a three to four month inventory supply. In the last financial year, the cost of plastic resin averaged 52% of the cost of plastic products sold (2001: 58%; 2000: 55%), and as a percentage of the total cost of goods sold in the same year it averaged 25% (2001: 32%; 2000: 31%).

Because the Company makes high volume purchases of plastic resins (using over 17,200,000 pounds in the year ended March 31, 2002), it has benefited from lower unit raw material costs and regular problem-free shipments.

Although the plastics industry experiences shortages of plastic resins from time to time, the Company has not to date encountered any such problems, and currently there are adequate sources available to meet the Company's raw material needs.

Component Parts and Supplies

The Company purchases over 500 different component parts from more than 100 suppliers in Japan, Taiwan, Korea, Hong Kong and elsewhere, and is not dependent upon a single supplier for any essential component. Shortage of electronics component parts such as PCBs and semiconductors is an occasional problem, but this has not had a material adverse effect on the Company's results or operations to date.

Raw Metal

The Company uses various metals in its metal molds and parts manufacturing, but purchases of raw metal were insignificant in terms of the Company's total recent operations. The Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

molding
parts


OPEN

Customers and Marketing

The Company has an international customer base of OEMs and contract manufacturers, located in Asia (Hong Kong, Japan and China), North America (the United States and Canada) and Europe (Germany, United Kingdom, France and Italy). Net sales as a percentage of total sales to customers by geographic area (based on customer shipping destinations) over the past three years were as follows:

Geographic areas

2000


China 42.6%
North America 27.0%
Hong Kong 24.1%
Europe 5.1%
Others 1.2%

2001


China 54.5%
North America 22.6%
Hong Kong 19.2%
Europe 2.2%
Others 1.5%

2002


China 56.3%
North America 23.2%
Hong Kong 14.0%
Europe 4.9%
Others 1.6%

Deswell's management and direct sales personnel market its products and services to existing customers. The Company uses the full range of sales methods available, attending trade shows, advertising in major trade publications and utilizing direct mail catalogues and product literature, as well as targeting potential customers using diverse media.

Sales transactions with customers are based on purchase orders received, and apart from these purchase orders the Company has no written agreements with its customers. Sales of plastic parts and metallic products are usually made on credit terms, with payment in Hong Kong dollars expected within 30 to 60 days of shipment, while sales of electronic products are typically based on letters of credit and are payable in United States dollars.

The Company has maintained a good record in collecting accounts receivable on credit sales, due to its policies of communicating regularly with credit sale customers and closely monitoring the status of payment. Additionally, plastic parts deliveries are often made in several instalments over a lengthy period of time, allowing the Company to withhold delivery in cases of non-payment.

Property

The Company both owns and leases various properties in Hong Kong and the PRC for administrative and manufacturing purposes. The details of these arrangements, as at March 31 2002, are laid out below

Hong Kong

» **Units 514-517 and 602 Hong Leong Industrial Complex, 4 Wang Kwong Road, Kowloon Bay, Hong Kong**

» **Units 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong**

» **Units 1201, 12/F., Prosperity Center, 25 Chong Yip Street, Kwun Tong, Hong Kong**

Size	Purpose	Status
3,800 sq.ft.	Administration office of plastic injection molding operations	Owned
1,150 sq.ft.	Administration office of plastic injection molding operations	Leased
3,650 sq.ft.	Warehouse for plastic injection molding operations	Leased
6,150 sq.ft.	Administration and marketing offices for contract electronic and metal manufacturing operations	Owned
1,120 sq.ft.	Administration office for its marketing and consulting operations	Leased

Southern China

» **Wing Village Industrial Estate, Shekou, Shenzhen, PRC**

Block A, 1/F-2/F;
Block B, 1/F-3/F;
Block C, 1/F;
Block D, 1/F-5/F;
Block E, 2/F-5/F;
Block F, 1/F-5/F;
Block G, 1/F-5/F;
Block H, G/F and 2/F-5/F.

» **Huangguan Industrial Estate, Houjie Town, Dongguan, Shenzhen, PRC**

» **Kwan Hong Building, Cheung On, Dongguan, Shenzhen, PRC**

» **Intelligent Transport Research and Development Centre, Hangzhou, PRC**

» **Lan Wang Building, Cheung On, Dongguan, Shenzhen, PRC**

» **Kwanta Building, Cheung On, Dongguan, Shenzhen, PRC**

Address	Purpose	Status	Size (sq.ft.)
Block G, Wing Village Industrial Estate	Factory of plastic injection molding operations	Owned	112,900
Block A-F & H, various floors, Wing Village Industrial Estate	Factory of plastic injection molding operations	Leased	295,600
Huangguan Industrial Estate	» Factory I of plastic injection molding operations	Leased	56,800
	» Dormitory		37,100
Huangguan Industrial Estate	» Factory II of plastic injection molding operations	Leased	58,100
	» Dormitory		22,400
Various locations in Shekou	Dormitory accommodation	Leased	96,200
Various locations in Dongguan	Dormitory accommodation	Leased	30,600
Various locations in Shenzhen	Dormitory accommodation	Owned	24,600
Kwan Hong Building	» Factory of contract electronic manufacturing operations	Leased	264,200
	» Dormitory for contract electronic and metal manufacturing operations		133,300
Intelligent Transport Research and Development Center	Office for contract electronic manufacturing operations	Leased	1,800
Lan Wang Building	» Factory of contract electronic manufacturing and metal manufacturing operations	Leased	84,500
	» Dormitory for contract metal manufacturing operation		44,700
Kwanta Building	Factory of contract metal manufacturing operation	Leased	69,400
Various locations in Dongguan and Shenzhen	Staff quarters	Leased	133,500

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2002 are as follows:

	2000	2001	**2002**
Purchase of property, plant and equipment	$ 6,019,000	$ 13,926,000	**$ 4,397,000**
Proceeds from the sale of property, plant and equipment	176,000	113,000	**276,000**

Principal capital expenditures currently in progress relate to improvements we are constructing on the land we purchased in Dongguan, China to build a new factory. The construction of our new Dongguan factory and dormitories will consist of three to four phases. The pace of its development depends on our financial situation and future operating results. We estimate that we will spend an aggregate of approximately $12 million for the first phase of construction, which comprised approximately 330,000 square feet of factory space, 70,000 square feet for an amenity center and 80,000 square feet of dormitory space, and which began in October 2001 and is expected to be completed in November 2002. Completion of interior build-out is expected to take another three months, and therefore the new factory built from the Phase I portion of activity is expected to be ready for use in early 2003. Following completion of space built through Phase I, we estimate spending an aggregate of approximately $4.5 million for the second phase of construction, which will comprise an additional 110,000 square feet of factory space and 70,000 square feet of dormitory space, and which will begin in August 2002 and is expected to take approximately five months. Baring unforeseen delays, we expect that the new factory from the Phase II portion of construction will commence operation in April 2003. Deswell has not yet authorized construction of additional phases of this project and will make those decisions based on its future operating results.

These capital expenditures continue to be financed mainly from internally generated funds.

FINANCIAL REVIEW

Year ended March 31, 2002 Compared to Year Ended March 31, 2001

The Company's net sales for the year ended March 31, 2002 ("2002"), were $83,320,000, an increase of $2,473,000 or 3.1% as compared to year ended March 31, 2001 ("2001"). Sales to Inter-Tel Incorporated ("Inter-Tel"), Kyocera Mita Industrial Co. (H.K.) Ltd. ("Mita"), VTech Telecommunications Ltd. ("VTech") and Epson Precision (H.K.) Ltd. ("Epson"), the Company's four largest customers during 2002, represented 58.0% of the net sales for the year.

The increase in sales during 2002 was mainly related to increases in sales of electronic and metallic products of $4,311,000 offset by a decrease in sales of injection-molded plastic products of $1,838,000. This represented an increase of 13.7% and a decrease of 3.7%, respectively, as compared with the net sales during 2001. The increase in net sales in the electronics and metallic divisions was mainly due to an increase in orders from existing customers of these divisions, together with orders from new customers during the year.

By geographical analysis based on customers shipping destinations, sales to all areas ecept Hong Kong and Japan rose over the past year. These included an $2,797,000 increase in sales to China, along with increases to North America ($1,093,000), Europe ($2,291,000) and other areas ($599,000). In the Hong Kong and Japan markets, sales decreased by $3,867,000 and $440,000, respectively, by comparison with the previous year.

The overall gross profit for 2002 was $28,872,000, representing a gross profit margin of 34.7%. This compares with the overall gross profit and gross profit margin of $28,251,000 and 34.9%, for the previous year. The absolute and percentage decrease in the overall gross profit margin was 0.2% and 0.6%, over the past year.

Selling, general and administrative expenses for the year under review were $14,939,000, or 18.0% of total net sales, as compared to $15,414,000 or 19.0% for the previous year. The decrease in selling, general and administrative expenses of $475,000 over the prior year was mainly attributed to the stricter control on these expenses.

As a result of the increase in sales revenue and a decrease in selling, general and administrative expenses, operating income was $13,933,000 for 2002, an increase of $1,096,000 or 8.5% as compared with 2001.

During the year ended March 31, 2002, the Company established a 51%-owned marketing subsidiary to strengthen its marketing capability. As a result, minority interests represent the 49% minority interest in the electronics and metallic subsidiaries and the marketing subsidiary. The increase in minority interest to $925,000 for 2002, from $621,000 in the previous year, reflects the fact that the electronics and metallic businesses generated more net income in 2002 than 2001.

Taking the above factors into account, net income was $13,324,000 for 2002, an increase of $514,000 or 4.0%, over the previous year. Net income as a percentage of net sales increased slightly to 16.0% from 15.8%.

Seasonality

The following chart sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2002 (in thousands):

(thousands$)
25,000
20,000
15,000
10,000
5,000
0
Net Sales
$19,030
Gross Profit
$6,560
Operating Income
$2,724
Net Income $2,890
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Year ended March 31, 2000
2001
2002

The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

Liquidity and Capital Resources

For the year ended March 31, 2002, net cash generated from operations totaled $18,203,000, including net income of $13,324,000 and depreciation and amortization of $4,918,000. Accounts receivable and inventories increased by $1,111,000 and $1,191,000, respectively, over levels at March 31, 2001, primarily as a result of increases in sales and the general increase in business activities. Accounts payable increased by $3,309,000 over the March 31, 2001 level. For the year ended March 31, 2001, net cash generated from operations totaled $13,810,000, including net income of $12,810,000 and depreciation and amortization of $5,039,000. Accounts receivable and inventories increased by $5,170,000 and $1,102,000, respectively, over levels at March 31, 2000, primarily as a result of increases in sales and the general increase in business activities. Accounts payable decreased by $1,127,000 over the March 31, 2000 level.

In February 2001, Messrs. Richard Lau, C.P. Li and C.W. Leung, the Company's senior executive officers, members of its board and principal shareholders exercised options for a total 240,000 common shares of the Company. Proceeds to Deswell totaled $2,588,000. Other employee exercised options for a total of 10,000 common shares of the Company in September 2000 with proceeds to Deswell of $158,000. In June 2002, Messrs. Lau and Leung exercised options totaling 45,000 common shares of the Company. Proceeds to Deswell from these option exercises totaled $700,000.

Net cash used in investing activities amounted to $4,994,000 and $13,672,000 for the years ended March 31, 2002 and 2001, respectively. Capital expenditures during these periods totaled $4,397,000 and $13,926,000, respectively, and were financed by cash generated from operations during each year. The capital expenditure primarily related to the acquisition of plant and machinery for the Company's production facilities in China and office equipment for the Company's administrative operations in China. Cash of $936,000 was pledged as security for the short-term borrowing facilities and $63,000 was released as deposit for customs duty in Dongguan, China during the year ended March 31, 2002.

Net cash used in financing activities for the years ended March 31, 2002 and 2001 was $7,005,000 and $1,964,000, respectively. Net cash used in financing activities during the year ended March 31, 2002 was primarily to fund the Company's dividend payments to its shareholders and to repurchase 34,100 common shares of the Company of $564,000 netting off the short-term bank borrowings of $482,000, the proceeds of $243,000 from the exercise of stock options from employees and $63,000 contribution from minority shareholders of a subsidiary. Net cash used in financing activities during the year ended March 31, 2001 was primarily to fund the Company's dividend payments to its shareholders netting off the proceeds of $2,746,000 from the exercise of stock options from directors and employee.

To date, the Company has generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing. The Company had outstanding short-term borrowings of $482,000 and no long-term debt at March 31, 2002 and no outstanding short-term-borrowings or long-term debt at March 31, 2001. Deswell had no off balance sheet financing arrangements at March 31, 2002.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate fluctuated during the year ended March 31, 2002, increasing from 8% at the beginning of the year to 9.5% and then decreased to 5.125% at March 31, 2002.

At March 31, 2002, the Company had cash and cash equivalents of $31,534,000 and committed credit facilities of $19,515,000, of which $2,934,000 had been used. The Company also had restricted cash of $2,762,000 and leasehold land and buildings of $1,348,000, which were pledged as collateral for those credit facilities and $99,000 pledged as deposit for customs duty in Dongguan, China. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company's working capital requirements are expected to increase in line with the growth in the Company's business. The Company had capital commitments for plant and machinery of $3,363,000 as of March 31, 2002. The Company expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months.

At March 31, 2002, the Company was obligated under operating leases requiring minimum rentals of $7,710,000 as follows:

	(In thousands)					
	Year ending March 31,					
	2003	2004	2005	2006	2007	2008 and thereafter
Operating lease payments	$ 1,971	$ 1,195	$ 987	$ 1,004	$ 1,047	$ 1,506

FIVE YEAR FINANCIAL SUMMARY

(In thousands, except per share and percentage data)
Year ended March 31,

Income Statement Data	1998	1999	2000	2001	2002
Net sales	$66,169	$53,439	$60,958	$80,847	**$83,320**
Cost of sales	36,246	32,179	38,262	52,596	**54,448**
Gross profit	29,923	21,260	22,696	28,251	**28,872**
Selling, general and administrative expenses	14,067	10,364	11,970	15,414	**14,939**
Operating income	15,856	10,896	10,726	12,837	**13,933**
Interest expense	(2)	(306)	(3)	(6)	**(26)**
Other income, net	1,094	939	898	915	**877**
Income before income taxes	16,948	11,529	11,621	13,746	**14,784**
Income taxes	688	462	890	315	**535**
Income before minority interests	16,260	11,067	10,731	13,431	**14,249**
Minority interests	3,289	1,575	433	621	**925**
Net income	$12,971	$9,492	$10,298	$12,810	**$13,324**
Basic net income per share (2), (3)	$2.59	$1.73	$1.90	$2.38	**$2.38**
Average number of shares outstanding-basic (2)	5,006	5,478	5,412	5,376	**5,602**
Diluted net income per share (3)	$2.40	$1.72	$1.89	$2.36	**$2.36**
Average number of shares outstanding-diluted (2)	5,394	5,524	5,449	5,435	**5,644**

Statistical Data

	1998	1999	2000	2001	2002
Gross margin	45.2%	39.8%	37.2%	34.9%	**34.7%**
Operating margin	24.0%	20.4%	17.6%	15.9%	**16.7%**
Dividends per share	$0.70	$1.08	$0.88	$0.88	**$1.29**

Balance Sheet Data

At March 31,

	1998	1999	2000	2001	2002
Working capital	$35,968	$41,066	$44,727	$47,356	**$54,922**
Total assets	59,144	64,273	71,841	83,466	**94,744**
Long-term debt, less current portion	-	-	-	-	**-**
Total debt	-	-	-	-	**482**
Shareholders' equity	45,211	48,767	53,031	63,877	**69,951**

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See "Financial Statements and Currency Presentation."

(2) Basic Net Income Per Share excludes dilution from potential common shares and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted Net Income Per Share reflects the potential dilution from potential common shares.

(3) Net income per share amounts presented above are calculated without regard to the effects of the three-for-two stock split payable on July 22, 2002 (see Note 15 of Notes to Consolidated Financial Statements). Net income per share information calculated on a post stock split basis is as follows:

		1998	1999	2000	2001	2002
Basic:	Net income per share	$1.73	$1.16	$1.27	$1.59	$1.59
	Weighted average common shares	7,509	8,217	8,118	8,064	8,403
Diluted:	Net income per share	$1.60	$1.15	$1.26	$1.57	$1.57
	Weighted average common shares	8,091	8,286	8,174	8,153	8,466

INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors of
Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deswell Industries, Inc. and sub-sidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU

June 28, 2002
Hong Kong

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except par value)

	March 31,	
	2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$25,330	$31,534
Restricted cash (note 6)	1,988	2,861
Marketable securities (note 3)	–	1,115
Accounts receivable	15,777	16,888
Inventories (note 4)	12,034	13,225
Prepaid expenses and other current assets	1,833	3,421
Income taxes receivable (note 7)	428	428
Total current assets	57,390	69,472
Property, plant and equipment-net (notes 5 and 6)	25,563	24,794
Goodwill – net of accumulated amortization of 2001 - $177 and 2002 - $212	513	478
Total assets	$83,466	$94,744
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term bank loans (note 6)	–	482
Accounts payable	$4,274	$7,583
Accrued payroll and employee benefits	1,837	1,877
Customer deposits	1,850	2,694
Other accrued liabilities	1,776	1,749
Income taxes payable	297	165
Total current liabilities	10,034	14,550
Deferred income taxes (note 7)	15	15
Commitments and contingencies (note 9)	–	–
Minority interests	9,540	10,528
Shareholders' equity:		
Common Shares $0.01 par value-authorized 20,000,000 shares, shares issued and outstanding March 31, 2001 - 5,597,931; March 31, 2002 – 5,580,331	56	56
Additional paid-in capital	26,843	26,522
Retained earnings	36,978	43,073
Total shareholders' equity	63,877	69,651
Total liabilities and shareholders' equity	$83,466	$94,744

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Year ended March 31,		
	2000	2001	**2002**
Net sales	$60,958	$80,847	**$83,320**
Cost of sales	38,262	52,596	**54,448**
Gross profit	22,696	28,251	**28,872**
Selling, general and administrative expenses	11,970	15,414	**14,939**
Operating income	10,726	12,837	**13,933**
Interest expense	(3)	(6)	**(26)**
Other income, net	898	915	**877**
Income before income taxes and minority interests	11,621	13,746	**14,784**
Income taxes (note 7)	890	315	**535**
Income before minority interests	10,731	13,431	**14,249**
Minority interests	433	621	**925**
Net income	$10,298	$12,810	**$13,324**
Net income per share (note 2)			
Basic:			
Net income per share (1)	$1.90	$2.38	**$2.38**
Weighted average common shares outstanding	5,412	5,376	**5,602**
Diluted:			
Net income per share (1)	$1.89	$2.36	**$2.36**
Weighted average common and potential common shares	5,449	5,435	**5,644**

(1) Net income per share amounts presented above are calculated without regard to the effects of the three-for-two stock split payable on July 22, 2002 (see note 15). Net income per share information calculated on a post split basis is as follows:

	2000	2001	**2002**
Basic:			
Net income per share	$1.27	$1.59	**$1.59**
Weighted average common shares	8,118	8,064	**8,403**
Diluted:			
Net income per share	$1.26	$1.57	**$1.57**
Weighted average common shares	8,174	8,153	**8,466**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Additional		
	Shares outstanding	Amount	paid-in capital	Retained earnings	Shareholders' equity
Balance at April 1, 1999	5,476,131	$55	$25,355	$23,357	$48,767
Repurchase and cancellation of common stock	(128,200)	(2)	(1,255)	–	(1,257)
Net income	–	–	–	10,298	10,298
Dividends ($0.88 per share)	–	–	–	(4,777)	(4,777)
Balance at March 31, 2000	5,347,931	53	24,100	28,878	53,031
Exercise of stock options	250,000	3	2,743	–	2,746
Net income	–	–	–	12,810	12,810
Dividends ($0.88 per share)	–	–	–	(4,710)	(4,710)
Balance at March 31, 2001	5,597,931	56	26,843	36,978	63,877
Exercise of stock options	16,500	–	243	–	243
Repurchase and cancellation of common stock	(34,100)	–	(564)	–	(564)
Net income	–	–	–	13,324	13,324
Dividends ($1.29 per share)	–	–	–	(7,229)	(7,229)
Balance at March 31, 2002	5,580,331	$56	$26,522	$43,073	$69,651

The comprehensive income of the Company for the years ended March 31, 2000, 2001 and 2002 was represented by the net income of the respective years.

See accompanying notes to consolidated financial statements.

CONSOLIDATED **STATEMENTS OF CASH FLOWS**

(U.S. dollars in thousands)

	Year ended March 31,		
	2000	2001	**2002**
Cash flows from operating activities			
Net income	$10,298	$12,810	**$13,324**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,784	5,039	**4,918**
Loss (gain) on sale of property, plant and equipment	35	(52)	**7**
Minority interests	433	609	**925**
Changes in operating assets and liabilities:			
Accounts receivable	(2,811)	(5,170)	**(1,111)**
Marketable securities	(1,174)	1,308	**(1,115)**
Inventories	(5,030)	(1,102)	**(1,191)**
Prepaid expenses and other current assets	1,815	462	**(1,588)**
Income taxes receivable	233	(264)	**-**
Accounts payable	2,528	(1,127)	**3,309**
Accrued payroll and employee benefits	67	420	**40**
Customer deposits	(420)	105	**844**
Other accrued liabilities	577	576	**(27)**
Income taxes payable	(99)	196	**(132)**
Net cash provided by operating activities	11,236	13,810	**18,203**
Cash flows from investing activities			
Purchase of property, plant and equipment	(6,019)	(13,926)	**(4,397)**
Proceeds from sale of property, plant and equipment	176	113	**276**
Additional interest in a subsidiary (note 2)	(6)	-	**-**
(Increase) decrease in restricted cash	247	141	**(873)**
Net cash used in investing activities	(5,602)	(13,672)	**(4,994)**
Cash flows from financing activities			
Dividends paid	(4,777)	(4,710)	**(7,229)**
Repurchase of common stock	(1,257)	-	**(564)**
Increase in bank loans	-	-	**482**
Issue of common stock	-	2,746	**243**
Contribution from minority shareholders of a subsidiary	-	-	**63**
Net cash used in financing activities	(6,034)	(1,964)	**(7,005)**
Net (decrease) increase in cash and cash equivalents	(400)	(1,826)	**6,204**
Cash and cash equivalents, beginning of year	27,556	27,156	**25,330**
Cash and cash equivalents, end of year	$27,156	$25,330	**$31,534**
Supplementary disclosures of cash flow information:			
Additional interest in a subsidiary:			
Goodwill	$ 224	$ -	**$ -**
Minority interests	(218)	-	**-**
Cash paid	$ 6	$ -	**$ -**
Cash paid during the year for:			
Interest	$ 3	$ 6	**$ 26**
Income taxes	$ 756	$ 383	**$ 669**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The selling and administrative activities are performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China") and the manufacturing activities are subcontracted to subsidiaries operating in China.

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ from those used in the statutory accounts of its subsidiaries. The principal adjustment made by the Company to conform the statutory accounts of the subsidiaries to U.S. GAAP relates to the capitalization of pre-operating expenses for the subsidiaries in China.

As the Company is a holding company, the amount of any dividends declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries will be declared based on profits as reported in their statutory accounts. Such profits will differ from the amounts reported under U.S. GAAP. At March 31, 2002, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $71,171 of which $4,940 relates to a subsidiary in China, certain of whose retained earnings are intended to be reinvested rather than used to fund dividends in order to obtain favorable tax concessions (note 7).

2. Summary of Significant Accounting Policies

Principles of consolidation – The consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill – The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill and is amortized to expense on a straight line basis over 20 years. Amortization expense was $32 and $36 and $35 for the years ended March 31, 2000, 2001 and 2002, respectively.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities – All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of investments sold is based on the average cost method and interest earned is included in other income.

Inventories – Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process.

Prepaid expenses and other current assets – Prepaid expenses and other current assets consist principally of rental deposits, prepaid expenses and other miscellaneous receivables.

Property, plant and equipment – Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided on the straight line method based on the estimated useful lives of the assets, as follows:

Leasehold land and buildings	40 - 50 years
Plant and machinery	4 - 5 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 4 years
Leasehold improvements	over the term of the lease

Valuation of long-lived assets – The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Revenue recognition – The Company recognizes revenue at the time the title is passed to customers upon shipment and when collectibility is reasonably assured.

Income taxes – Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by the subsidiary during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the China tax authority that the refund will be refused. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

2. **Summary of Significant Accounting Policies (continued)**

Foreign currency translation – The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, the exchange rate of which has been fixed to the U.S. dollar at approximately HK$7.80 to $1.00 since 1983. There is, however, no assurance that this rate will continue indefinitely.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

The Company's operations in China are integrated with the Company and the majority of their transactions are in Hong Kong dollars. Therefore, the Company's China operations use the Hong Kong dollar as their functional currency and all translation adjustments resulting from the conversion of the financial statements of the Company's China operations to Hong Kong dollars are included in income.

Aggregate net foreign currency transaction losses included in income were $465, $644 and $306 for the years ended March 31, 2000, 2001 and 2002, respectively.

On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars, being the functional currency of all of the Company's subsidiaries, into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". Accordingly all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2000, 2001 and 2002 were HK$7.74 to US$1.00, HK$7.75 to US$1.00 and HK$7.75 to US$1.00, respectively.

Post-retirement and post-employment benefits – The Company does not provide post-retirement benefits other than pensions, and post-employment benefits are not material.

Stock-based compensation – SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies which have stock-based awards to employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", but with additional financial statement disclosure. The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25 and provides additional disclosures required by SFAS No. 123 in note 11.

Net income per share– Basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of warrants and options.

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, "Earnings Per Share", are reconciled as follows (shares in thousands):

	Year ended March 31,		
	2000	2001	**2002**
Net income	$10,298	$12,810	**$13,324**
Basic net income per share	$1.90	$2.38	**$2.38**
Basic weighted average common shares outstanding	5,412	5,376	**5,602**
Effect of dilutive securities – Options	37	59	**42**
Diluted weighted average common and potential common shares outstanding	5,449	5,435	**5,644**
Diluted net income per share	$1.89	$2.36	**$2.36**

Use of estimates– The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent changes in accounting standards – In June 2001, the Financial Accounting Standard Board (the "FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company will adopt this statement on April 1, 2002 and the management is reviewing this statement to determine what effect they will have, if any, on its financial position and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

2. Summary of Significant Accounting Policies (continued)

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on April 1, 2003. The Company is reviewing the statement to determine what effect it will have, if any, on its financial position and results of operations.

In August 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and portions of APB Option No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The Company is reviewing the statement to determine what effect it will have, if any, on its financial position and results of operations.

In April 2002, the FASB also issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", to update, clarify, and simplify certain existing accounting pronouncements. Specifically, SFAS No. 145: (i) Rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion No. 30, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", which amended SFAS No. 4, as these two standards required that all gains and losses from the extinguishment of debt be aggregate and, if material, classified as an extraordinary item. Consequently, such gains and losses will now be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extra-ordinary, Unusual and Infrequently Occurring Events and Transactions; (ii) Rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", an amendment of Chapter 5 of Accounting Research Bulletins No. 43 and an interpretation of APB Opinions 17 and 30, because the discrete event to which the Statement relates is no longer relevant; (iii) Amends SFAS No. 13, "Accounting for leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions; (iv) Makes certain technical corrections, which the FASB deemed to be non-substantive, to a number of existing accounting pronouncements. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and No. 64 are effective for fiscal years beginning after May 15, 2002. The provisions related to the amendment of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The Company adopted SFAS No. 145 during the year ended March 31, 2002 and it did not impact the Company's financial statements.

3. **Marketable Securities**

The Company acquired equity securities listed in Hong Kong.

	March 31,	
	2001	**2002**
Cost	$ –	**$1,081**
Unrealized gain	–	**34**
Market value	$ –	**$1,115**

Net proceeds from sale of marketable securities for the year ended March 31, 2001 and 2002 were $1,419 and $578, and realized gains from sale of marketable securities for the year ended March 31, 2001 and 2002 were $111 and $85, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

4. **Inventories**

Inventories by major categories are summarized as follows:

	March 31,	
	2001	**2002**
Raw materials	$ 6,130	**$7,368**
Work in progress	2,946	**3,213**
Finished goods	2,958	**2,644**
	$12,034	**$13,225**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	March 31,	
	2001	2002
At cost:		
Leasehold land and buildings	$ 4,940	**$ 4,957**
Plant and machinery	21,571	**21,953**
Furniture, fixtures and equipment	9,722	**10,773**
Motor vehicles	2,355	**2,526**
Leasehold improvements	3,187	**3,628**
Total	41,775	**43,837**
Less: accumulated depreciation and amortization	(18,952)	**(23,025)**
Construction in progress	2,740	**3,982**
Net book value	$25,563	**$24,794**

6. Credit facilities and pledged assets

The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2001 and 2002 these facilities totalled $17,097, and $19,515, respectively, of which short-term bank loans, interest bearing at 5.85% per annum, of $482 was utilized at March 31, 2002 while none of the amount was utilized at March 31, 2001. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company's facilities except that at March 31, 2001 and 2002, cash of $1,826 and $2,762, respectively, and leasehold land and buildings of $1,378 and $1,348, respectively, have been pledged as collateral for the above facilities. At March 31, 2002, the Company also issued standby letters of credit of $516 and $1,936 as a guarantee for the short-term bank loans and a guarantee to certain non-trade creditors respectively.

The restricted cash at March 31, 2001 and 2002 also included $162 and $99 deposited into a bank account designated by the Chinese customs department as a guarantee for the payment of customs duties.

7. Income Taxes

The components of income before income taxes and minority interests are as follows:

	Year ended March 31,		
	2000	2001	**2002**
Hong Kong	$ 2,395	$ 1,462	**$ 1,245**
China and others	9,226	12,284	**13,539**
	$11,621	$13,746	**$14,784**

Hong Kong

The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax only on its taxable income arising in, or derived from, Hong Kong.

China

The Company's subsidiaries incorporated in China are subject to Chinese income taxes at the applicable tax rate (currently 10-15%) on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempt from Chinese income tax for two years starting from the first profit-making year, followed by a 50% exemption for the next three years. The 50% exemption for Jetcrown Industrial (Shenzhen) Limited ("Jetcrown Shenzhen") (a subsidiary of the Company) expired on December 31, 1995 but was further extended from 1999 to 2001. A special exemption was granted and Jetcrown Shenzhen was subject to Chinese income taxes at 10% on the taxable income for the year ended March 31, 2002. The Company's other Chinese subsidiaries were either loss making or exempt from income tax in the years ended March 31, 2000, 2001 and 2002.

Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries on the proportion of the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will become payable to the Chinese tax authorities.

During the years ended March 31, 2000, 2001 and 2002, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, totaling $158, $428 and $nil, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

7. Income Taxes (continued)

Had these tax holidays and concessions not been available, the tax charge would have been higher by $487, $866 and $272 and the basic net income per share would have been lower by $0.09, $0.16 and $0.05 and for the years ended March 31, 2000, 2001 and 2002 respectively, and diluted net income per share for the years ended March 31, 2000, 2001 and 2002 would have been lower by $0.09, $0.16 and $0.05, respectively.

Others

Certain of the Company's income accrues in tax free jurisdictions and is not subject to any income taxes.

The provision for income taxes consists of the following:

	Year ended March 31,		
	2000	2001	**2002**
Hong Kong	$403	$387	**$251**
China	487	(72)	**284**
	$890	$315	**$535**

A reconciliation between the provision for income taxes computed by applying the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2000	2001	**2002**
Statutory tax rate in Hong Kong	16.0%	16.0%	**16.0%**
Tax holidays and concessions	(1.0)	(6.3)	**0.2**
Income not subject to taxation	(8.4)	(9.3)	**(13.1)**
Increase in valuation allowances	0.7	1.1	**0.2**
Underprovision of income tax in previous year	0.6	0.3	**0.1**
Others	(0.2)	0.5	**0.2**
Effective rate	7.7%	2.3%	**3.6%**

The components of deferred income tax are as follows:

	March 31,	
	2001	2002
Deferred tax asset:		
Net operating loss carryforwards	$399	**$342**
Less: Valuation allowances	(310)	**(310)**
	89	**32**
Deferred tax liability:		
Property, plant and equipment	(104)	**(47)**
Net deferred tax liability	$ (15)	**$(15)**

At March 31, 2002, the net operating loss carryforwards principally related to Kwanta Precision Metal Products Co., Limited ("Kwanta") (a subsidiary of the Company) and can be carried forward indefinitely and applied to reduce Kwanta's future taxable income.

8. Related Party Transactions

The Company rents employee accommodation in China from Mr. S.K. Lee and Mr. M.C. Tam, executive officers of the Company and minority shareholders of Kwanasia (a subsidiary of the Company). The charges for these premises approximate the amount negotiated, in management's opinion, on an arms length basis. Rentals charged by them to the Company are $12, $12 and $12, for the years ended March 31, 2000, 2001 and 2002, respectively.

During the year ended March 31, 2001, the Company acquired a motor car from Unicrown Limited for $206, which approximated its fair value. Mr. Richard Lau, a director of the Company, has a beneficial interest in that company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

9. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $1,833, $2,262 and $2,169 for the years ended March 31, 2000, 2001 and 2002, respectively.

At March 31, 2002, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31	
2003	$1,971
2004	1,195
2005	987
2006	1,004
2007	1,047
2008 and after	1,506
Total minimum lease payments	$7,710

At March 31, 2002, the Company had capital commitments for plant and machinery totalling $3,363 which are expected to be disbursed during the year ending March 31, 2003.

10. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $83, $142 and $281 for the years ended March 31, 2000, 2001 and 2002, respectively. In December 1996, the Company established a defined contribution plan for certain of the employees in Hong Kong. The plan provides for annual contributions by the Company at the rate of 5% of eligible compensation of employees based on length of service and requires contribution by employees at the rate of 5% of eligible compensation. The plan ceased on November 30, 2000. According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of HK$20 for each eligible employees) as calculated under the MPF legislation. The expense related to the plan in the year ended March 31, 2000, that related to the plan and MPF in the year ended March 31, 2001 and that related to MPF in the year ended March 31, 2002 amounted to $26, $30 and $66, respectively.

11. Stock Option Plan

On March 15, 1995, the Company adopted a stock option plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 450,000 shares of Common Stock. On September 29, 1998, the Company approved an increase of 244,000 shares making a total of 694,000 shares of common stock available under the stock option plan. On January 10, 2002, the Company adopted another stock option plan to purchase up to 500,000 shares of Common Stock. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with parenthetical weighted average prices per share) is as follows:

	Number of stock options		
	2000	2001	**2002**
Outstanding at beginning of the year ($12.59 for 2000, 2001 and $14.75 for 2002)	440,000	440,000	**200,000**
Granted during the year ($15.80 for 2001 and $17.00 for 2002)	–	10,000	**534,000**
Exercised during the year ($10.98 for 2001 and $14.75 for 2002)	–	(250,000)	**(16,500)**
Outstanding and exercisable at end of the year ($12.59 for 2000, $14.75 for 2001 and $16.42 for 2002)	440,000	200,000	**717,500**
Range of exercise price per share	$10 to $14.75	$10 to $14.75	$14.75 to $17

The weighted average remaining contractual life of the share options outstanding at March 31, 2002 was 8.76 years. At March 31, 2001 and March 31, 2002, there were 34,000 and nil options available for future grant under the plans respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

11. Stock Option Plan (continued)

Since the Company continues to account for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No.123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

	2000	2001	2002
Net income:			
As reported	$10,298	$12,810	**$13,324**
Pro forma	10,298	12,766	**11,775**
Basic net income per share:			
As reported	$1.90	$2.38	**$2.38**
Pro forma	1.90	2.37	**2.10**
Diluted net income per share:			
As reported	$1.89	$2.36	**$2.36**
Pro forma	1.89	2.35	**2.09**

The fair value of options granted in the year ended March 31, 2001 and 2002 was estimated to be approximately $2.92 and $2.90 per share respectively using the Black-Scholes option pricing model with the following assumptions:

	2001	2002
Risk-free interest rate – weighted average	4.99%	**5.42%**
Expected life of options – weighted average	3 years	**10 years**
Expected volatility	53%	**32%**
Expected dividend yield	6.17%	**7.57%**

12. Concentrations of Credit Risk and Major Customers

A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2000, 2001 and 2002 are as follows:

	Percentage of net sales Year ended March 31,		
	2000	2001	**2002**
Epson Precision (H.K.) Limited	*	13.0%	**17.5%**
VTech Telecommunications Limited	22.1%	17.6%	**15.3%**
Kyocera Mita Industrial Co. (H.K.) Limited	24.0%	18.7%	**13.6%**
Inter-Tel Incorporated	25.3%	20.0%	**11.6%**

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2001 and 2002, respectively, are as follows:

	Percentage of accounts receivable March 31,	
	2001	**2002**
Largest receivable balances	80.5%	**67.0%**

The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There has been no significant bad debt expense during each of the three years ended March 31, 2000, 2001 and 2002 and there was no provision for bad debts at the beginning and end of the three years ended March 31, 2000, 2001 and 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

13. Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and short-term bank loans are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

14. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2000, 2001 and 2002 are as follows:

	Year ended March 31,								
	2000			2001			2002		
	Net sales	Intersegment sales	Profit	Net sales	Intersegment sales	Profit	Net sales	Intersegment sales	Profit
Segment:									
Injection molded plastic parts	$39,272	$ –	$10,571	$50,531	$ 270	$12,360	**$47,504**	**$ –**	**$13,010**
Electronic products	21,140	123	2,145	28,647	25	3,003	**33,672**	**15**	**2,067**
Metallic parts	3,968	3,299	(1,063)	5,906	3,942	(1,581)	**4,987**	**2,828**	**(258)**
Segment total	$64,380	$3,422	$11,653	$85,084	$4,237	$13,782	**$86,163**	**$2,843**	**$14,819**
Reconciliation to consolidated totals:									
Sales eliminations	(3,422)	(3,422)	–	(4,237)	(4,237)	–	**(2,843)**	**(2,843)**	**–**
Goodwill amortization not allocated to segment	–	–	(32)	–		(36)	**–**	**–**	**(35)**
Consolidated totals:									
Net sales	$60,958	$ –		$80,847	$ –		**$83,320**	**$ –**	
Income before income taxes and minority interests			$11,621			$13,746			**$14,784**

	Year ended March 31,								
	2000			2001			2002		
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:									
Injection molded plastic parts	$50,112	$5,119	$2,535	$60,704	$11,817	$2,625	**$68,165**	**$3,916**	**$2,921**
Electronic products	23,431	600	1,361	26,821	1,589	1,437	**24,508**	**335**	**1,444**
Metallic parts	5,037	300	856	6,149	520	941	**4,477**	**146**	**518**
Segment totals	$78,580	$6,019	$4,752	$93,674	$13,926	$5,003	**$97,150**	**$4,397**	**$4,883**
Reconciliation to consolidated totals:									
Elimination of receivables from intersegments	(7,288)	–	–	(10,721)	–	–	**(2,884)**	**–**	**–**
Goodwill not allocated to segments	549	–	32	513	–	36	**478**	**–**	**35**
Consolidated totals	$71,841	$6,019	$4,784	$83,466	$13,926	$5,039	**$94,744**	**$4,397**	**$4,918**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

14. Segment Information (continued)

All of the Company's sales are coordinated through the Hong Kong subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,		
	2000	2001	**2002**
Net sales			
China	$25,958	$44,078	**$46,876**
North America	16,488	18,282	**19,375**
Hong Kong	14,704	15,557	**11,690**
Europe	3,056	1,763	**4,053**
Others	752	1,167	**1,326**
Total net sales	$60,958	$80,847	**83,320**

The location of the Company's identifiable assets is as follows:

	Year ended March 31,		
	2000	2001	**2002**
Hong Kong	$46,982	$47,520	**$53,156**
China	24,310	35,433	**41,110**
Goodwill	549	513	**478**
Total identifiable assets	$71,841	$83,466	**$94,744**

15. Subsequent Event

On June 17, 2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, the Memorandum of Association will be amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.

DIRECTORS AND MANAGEMENT

Directors

RICHARD LAU
Chairman and
Chief Executive Officer

C. P. LI
Executive Director
and Chief Financial Officer

C. W. LEUNG
Executive Director

STEPHEN SEUNG
Non-executive Director
and member of Audit Committee

H. H. LEUNG
Non-executive Director
and member of Audit Committee

Management

S. K. LEE
Director of Administration and Marketing
(Electronic & Metallic Operations)

M. C. TAM
Director of Engineering and Manufacturing
(Electronic & Metallic Operations)

DICKSON LAM
Director of Marketing
(Plastics and Electronics Operations)

MICHAEL YEM
Director of Marketing
(Plastic Operations)

KATSUHIRO YAMANE
Director of Marketing
(Plastic Operations)

ELIZA PANG
Financial Controller

INVESTORS' INFORMATION

Registered Office
Deswell Industries, Inc.
H.W.R. Services Limited
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola, British Virgin Islands

Corporate Website
http://www.deswell.com

Corporate Office
Jetcrown Industrial Limited
Unit 514-517,
Hong Leong Industrial Complex
4 Wang Kwong Road
Kowloon Bay, Hong Kong
Tel: (852) 2796-6993
Fax: (852) 2796-7741
http://www.jetcrown.com.hk

Hong Kong Subsidiaries Office
Kwanasia Electronics Company Limited
Kwanta Precision Metal Products Company Limited
(with effect from July 22, 2002)
Unit 605, Hong Leong Industrial Complex
4 Wang Kwong Road, Kowloon Bay, Hong Kong
Tel: (852) 2342-2286
Fax: (852) 2797-8159
http://www.kwanasia.com

Jetcrown & Kwanasia (OEM) Specialist Limited
Unit 1201, 12/F., Prosperity Centre
25 Chong Yip Street, Kwun Tong, Hong Kong
Tel: (852) 2342-4822
Fax: (852) 2185-6033

PRC Factories
Jetcrown Industrial (Shenzhen) Limited
Block A-H, Wing Village Industrial Estate
Shekou, Shenzhen, China
Tel: (86) 755-2669-7120
Fax: (86) 755-2669-7119

Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houji Town, Dongguan, China
Tel: (86) 769-582-0406
Fax: (86) 769-582-0407

Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-553-7201
Fax: (86) 769-553-9301

Kwanta Precision Metal Products Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-531-2362
Fax: (86) 769-531-5690

Shareholders' Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m. on September 23, 2002 at The Waldorf Astoria Hotel, 301 Park Avenue, New York, NY 10022, U.S.A.

Stock Listing

The common shares of Deswell Industries, Inc., are traded on the Nasdaq National Market System under the stock symbol "DSWL".

Transfer Agent and Registrar

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, CA 91204-2991, U.S.A.
Tel: (818) 502-1404
Fax: (818) 502-1737

Investor Relations Consultant

Lippert/Heilshorn & Associates, Inc.
800 Third Avenue, 17th Floor
New York, NY 10022, U.S.A.
Tel: (212) 838-3777
Fax: (212) 838-4568
Email: jnesbett@lhai.com

SEC Counsel

Kirkpatrick & Lockhart LLP
10100 Santa Monica Boulevard
Los Angeles, California, U.S.A.

Auditors

Deloitte Touche Tohmatsu
Hong Kong

Principal Banks

The Hongkong and Shanghai Banking Corporation Limited
The Standard Chartered Bank
UFJ Bank Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

DESWELL INDUSTRIES, INC.

Date: September 4, 2002



By: ______________________________

Richard Lau
Chief Executive Officer